October 19, 2010

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Command Center, Inc. (the Company) and, under the date of March 24, 2010 (except for Note 8, which is dated April 2, 2010), we reported on the consolidated financial statements of the Company as of and for the fiscal years ended December 25, 2009 and December 26, 2008.   On September 28, 2010, we were dismissed.   We have read the Company’s statements included under Item 4.01(a) of its Form 8-K/A-1 dated October 19, 2010 and, except as noted in the immediate following paragraph, we agree with such statements.

We are not in the position to agree or disagree with the penultimate paragraph under Item 4.01(a) that describes whether the Company had previously consulted with its newly appointed auditors.     We are also not in the position to agree or disagree with the Company’s statements under Item 4.01(b).

Very truly yours,

DeCoria, Maichel & Teague, P.S.